EX-99.23(d)(190)

Amendment
to
Investment Sub-Advisory Agreement
Between
Jackson National Asset Management, LLC
and
Red Rocks Capital LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Red Rocks Capital LLC, a Colorado limited liability company and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement dated as of October 6, 2008 (“Agreement”), whereby Adviser appointed Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of the JNL Series Trust.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Advisor a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the parties have agreed to fee reductions for the JNL/Red Rocks Listed Private Equity Fund, and Schedule B of the Agreement must be amended to reflect these fee reductions.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated May 1, 2010, attached hereto.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 1st day of May, 2010.

Jackson National Asset Management, LLC	Red Rocks Capital LLC
By: /s/ Mark D. Nerud	By: /s/ Adam Goldman
Name: Mark D. Nerud	Name: Adam Goldman
Title: President	Title: Managing Director

Schedule B
May 1, 2010
(Compensation)

JNL/Red Rocks Listed Private Equity Fund
Average Daily Net Assets	Annual Rate
$0 to $200 Million	0.57%
$200 to $500 Million	0.52%
Amounts over $500 Million	0.47%